UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Avolon Holdings Limited

(Name of Issuer)

Common Shares, $0.000004 par value per share

(Title of Class of Securities)

G52237107

(CUSIP Number)

Carl Hansen
CVC European Equity V Limited
1 Waverly Place
St. Helier
Jersey  JE1 1SG
Channel Islands
+44 (0) 1534 850750

Geoffrey Geiger
USS Investment Management Limited
60 Threadneedle Street
London  EC2R 8HP
United Kingdom
+44 (0) 20 7972 6327

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity V Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity Partners V (A) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity Partners V (B) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity Partners V (C) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity Partners V (D) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons CVC European Equity Partners V (E) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons AAIL Holdings S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Universities Superannuation Scheme Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,384,709 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,384,709 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,384,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.95%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons USS Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,384,709 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,384,709 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,384,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.95%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G52237107	13G

Item 1.
(a)	Name of Issuer Avolon Holdings Limited
(b)	Address of Issuer’s Principal Executive Offices The Oval, Building 1, Shelbourne Road, Ballsbridge Dublin 4, Ireland

Item 2.
(a)

Name of Person Filing

This joint statement on Schedule 13G is being filed by:

CVC European Equity V Limited

CVC European Equity Partners V (A) L.P.

CVC European Equity Partners V (B) L.P.

CVC European Equity Partners V (C) L.P.

CVC European Equity Partners V (D) L.P.

CVC European Equity Partners V (E) L.P.

AAIL Holdings S.à r.l.

Universities Superannuation Scheme Limited

USS Investment Management Limited

(together, the “Reporting Persons”)

(b)

Address of the Principal Office or, if none, residence

The address of the principal office of CVC European Equity V Limited is 1 Waverley Place, St. Helier, Jersey, JE1 1SG Channel Islands.  The address of the principal office of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  The address of the principal office of AAIL Holdings S.à r.l. is 20 Avenue Monterey, L-2163 Luxembourg.

The address of the principal office of Universities Superannuation Scheme Limited is Royal Liver Building, Liverpool L3 1PY, United Kingdom. The address of the principal office of USS Investment Management Limited is 60 Threadneedle Street, London EC2R 8HP, United Kingdom.

(c)

Citizenship

CVC European Equity V Limited is a private company incorporated under the laws of Jersey. Each of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is an exempted limited partnership organized under the laws of  the Cayman Islands. AAIL Holdings S.à r.l. is a société à responsabilité limitée incorporated in Luxembourg.

Each of Universities Superannuation Scheme Limited and USS Investment Management Limited is a private company incorporated under the laws of England and Wales.

	(d)	Title of Class of Securities Common Shares, $0.000004 par value per share
	(e)	CUSIP Number G52237107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

AAIL Holdings S.à r.l. (“AAIL Holdings”) is the record owner of 14,308,195 Common Shares of the Issuer (the “AAIL Shares”).  The Board of Directors of AAIL Holdings has the sole right to make decisions regarding the voting and disposition of the AAIL Shares.  AAIL Holdings is wholly owned collectively by CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. (together, the “Limited Partnerships”), and the sole general partner of the Limited Partnerships is CVC European Equity V Limited.  Each of the Limited Partnerships, due to their common control, could be deemed to beneficially own each other’s securities, and therefore each of the Limited Partnerships may be deemed to own all of the AAIL Shares.  As the sole general partner of the Limited Partnerships, which collectively control AAIL Holdings, CVC European Equity V Limited also may be deemed to own beneficially the AAIL Shares.  The Board of Directors of CVC European Equity V Limited has the sole right to make decisions regarding the voting and disposition of the common shares of AAIL Holdings held by the Limited Partnerships and is therefore the controlling entity of AAIL Holdings.

Universities Superannuation Scheme Limited (“USS”) holds 2,384,709 Common Shares of the Issuer (the “USS Shares”).  USS is AAIL Holdings' Syndicatee under the Shareholder Agreement described in Exhibit 99.2.  USS is the corporate trustee of the Universities Superannuation Scheme (the “Scheme”), an occupational pension scheme registered in the United Kingdom, and has full voting and investment power over the USS Shares, which are held in trust by USS for the benefit of satisfying the benefits of the members of the Scheme as set out under the Scheme rules.  USS Investment Management Limited (“USSIM”) is the appointed investment manager and advisor to USS (in its capacity as sole corporate trustee of the Scheme), and in accordance with internal procedures, Michael Powell, Head of the Private Markets Group and Roger Gray, CEO of USSIM, have authority on behalf of USSIM to exercise the voting and investment power over the USS Shares as USS’s agent and attorney.  Messrs. Powell and Gray disclaim beneficial ownership of the USS Shares.

Each Reporting Person disclaims beneficial ownership of the Issuer’s Common Shares held by any person, other than such Reporting Person.

(b)

Percent of class:

See Line 11 of each of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based upon 80,952,381 shares of the Issuer’s Common Shares outstanding as set forth in the Issuer’s Prospectus filed with the SEC on December 15, 2014.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: see line 5 of the cover sheets.
		(ii)	Shared power to vote or to direct the vote: see line 6 of the cover sheets.
		(iii)	Sole power to dispose or to direct the disposition of: see line 7 of the cover sheets.
		(iv)	Shared power to dispose or to direct the disposition of: see line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such Common Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. G52237107	13G

Item 10.	Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015

CVC EUROPEAN EQUITY V LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (A) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (B) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (C) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (D) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (E) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

AAIL HOLDINGS S.À R.L.

By:	/s/ Emanuela Brero
	Name:	Emanuela Brero
	Title:	Director

By:	/s/ Manuel Mouget
	Name:	Manuel Mouget
	Title:	Director

UNIVERSITIES SUPERANNUATION SCHEME LIMITED

By:	/s/ Ian Sherlock
	Name:	Ian Sherlock
	Title:	Company Secretary

USS INVESTMENT MANAGEMENT LIMITED

By:	/s/ Michael Powell
	Name:	Michael Powell
	Title:	Head of PMG

CUSIP No. G52237107	13G

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information